Exhibit 99 (a)(5)(I)

 Strictly Confidential. Not for Distribution.  Project Feather  Preliminary Discussion Materials for the Special Committee of the Board of Directors  January 28, 2026

 CY 2025 and CY 2026E revenue estimates directionally in-line with financial projections  CY 2025 results in-line with ~$29.8 million revenue forecast based on preliminary internal estimates1  CY 2026E outlook directionally in-line with financial projections  Four pipeline prospects that accounted for ~$1.7 million of probability-weighted revenue in CY 2026E currently remain in the pipeline – potential for topline leakage in CY 2026E resulting from timing impacts  One new material customer in pipeline since prior discussion  Topline pressure in Kiwi business  New contract signed up with data vendor  Annual costs are slightly higher than the figures included in the financial projections, but Company management indicated potential for opportunity to offset through rationalization of existing cost structure reflected in financial projections  Company management is continuing to assess data needs going forward  Contract renegotiations remain ongoing with certain vendors and customers  CY 2025 year-end cash balance of ~$31.6 million was ~$4.7 million higher than projected  Difference primarily timing-driven due to working capital related items, including (i) unforecasted deferred revenues (i.e., cash collected in Q4 CY 2025 relating to revenues that will be accrued during CY 2026E) and (ii) certain unpaid vendor contracts, offset slightly by (iii) certain uncollected customer revenues  Company management is preparing a detailed working capital / cash roll-forward schedule, which is expected to be completed by 1/30/26  CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW  2  Selected Business Updates  1. Per Company management, CY 2025 audited financials are in progress but likely will not be finalized until March 2026. CY refers to Calendar Year; E refers to Estimated; H refers to Half.  Sources: Company management and Feather Financial Projections.

Preliminary Selected Companies Observations

(dollars in millions, except per share values)

Selected Companies	Share Price [2]	% of 52-Week High [3]	% Above 52-Week Low [3]	Equity Market Value [2] [4]	Enterprise Value [2] [4]	Enterprise Value [1] to Revenue [5] LTM	CY 2025E	CY 2026E
	Selected Market Trading Information					Selected Multiple Information		
Certara, Inc.	$10.11	64.4%	26.0%	$1,664.7	$1,788.2	4.30x	4.27x	4.02x
Definitive Healthcare Corp.	$2.44	43.0%	13.5%	$382.8	$470.1	1.94x	1.96x	2.01x
Health Catalyst, Inc.	$2.21	37.3%	9.7%	$173.3	$243.0	0.77x	0.78x	0.80x
Indegene Limited	$5.17	71.3%	0.7%	$1,261.2	$1,123.0	3.39x	3.14x	2.63x
OptimizeRx Corporation	$11.64	52.3%	191.6%	$225.1	$234.3	2.14x	2.17x	1.93x
Simulations Plus, Inc.	$20.11	53.4%	62.3%	$405.1	$369.5	4.70x	4.64x	4.50x
Veradigm Inc. [6] [7]	$4.90	54.4%	63.3%	$585.6	$540.6	0.93x	0.90x	0.92x
Low		37.3%	0.7%			0.77x	0.78x	0.80x
Median		53.4%	26.0%			2.14x	2.17x	2.01x
Mean		53.7%	52.4%			2.59x	2.55x	2.40x
High		71.3%	191.6%			4.70x	4.64x	4.50x
Feather - Current Price (as of 1/26/26) [8] [9]	$2.13	52.9%	29.9%	$69.6	$41.4	1.45x	1.38x	1.29x
Feather - Unaffected Price (as of 8/22/25) [8] [9] [10]	$1.77	43.9%	7.9%	$56.9	$28.1	1.05x	0.96x	0.87x

Note: No company used in this analysis for comparative purposes is identical to the Company.

1. *Enterprise Value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.*
2. *Based on closing prices as of 1/26/26.*
3. *Based on market prices as of 1/26/26. Inclusive of intraday prices. Per Capital IQ.*
4. *Based on diluted shares.*
5. *Multiples based on forward looking financial information have been calendarized to the Company's fiscal year end of December 31st.*
6. *Veradigm Inc., a company formerly known as Allscripts Healthcare Solutions, Inc. whose shares of common stock are traded over-the-counter on the OTC Pink Sheets Expert Market, is delinquent in its regulatory filings as of 1/26/26, having most recently released its full-year CY 2022 financial statements on 3/18/25, with complete annual CY 2023 and CY 2024 filings outstanding as of 1/26/26. Financial information reflects public filings including unaudited Q2 CY 2025 business update dated 9/30/25 and unaudited CY 2023 / CY 2024 business update dated 3/18/25. Forward multiples are based on estimates provided by four analysts who cover the company who provide such estimates.*
7. *LTM revenue reflects the midpoint of the estimated range of historical financial results, per public filings.*
8. *Based on public filings, analyst estimates, market data and other public information as of applicable date.*
9. *LTM revenue reflects pro forma financials for the acquisition of Kiwi, per public filings.*
10. *Reflects the last trading day prior to announcement of the Initial Canary Proposal.*

CY refers to Calendar Year; E refers to Estimated; LTM refers to the most recently completed 12-month period for which financial information has been made public; Q refers to Quarter.

Sources: Bloomberg, Capital IQ and public filings.

3 Houlihan Lokey
CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW

Summary of Selected Companies Multiples Changes vs. Prior Materials

(dollars in millions, except per share values)

	Included in Prior Materials (12/18/25)			Included in Current Materials (1/28/26)			Change vs. Prior Materials [1]		
	Market Data as of 12/12/25			*Market Data as of 1/26/26*					
	Enterprise Value [2] to Revenue [3]			Enterprise Value [2] to Revenue [3]			Enterprise Value [2] to Revenue [3]		
Selected Companies	**LTM**	**CY 2025E**	**CY 2026E**	**LTM**	**CY 2025E**	**CY 2026E**	**LTM**	**CY 2025E**	**CY 2026E**
Certara, Inc.	3.70x	3.67x	3.44x	4.30x	4.27x	4.02x	0.61x	0.60x	0.57x
Definitive Healthcare Corp.	1.86x	1.88x	1.91x	1.94x	1.96x	2.01x	0.08x	0.08x	0.09x
Health Catalyst, Inc.	0.83x	0.85x	0.87x	0.77x	0.78x	0.80x	(0.06x)	(0.06x)	(0.07x)
Indegene Limited	3.81x	3.59x	3.06x	3.39x	3.14x	2.63x	(0.42x)	(0.45x)	(0.43x)
OptimizeRx Corporation	2.44x	2.47x	2.20x	2.14x	2.17x	1.93x	(0.30x)	(0.31x)	(0.27x)
Simulations Plus, Inc.	4.47x	4.45x	4.30x	4.70x	4.64x	4.50x	0.23x	0.19x	0.20x
Veradigm Inc. [4] [5]	0.94x	0.91x	0.93x	0.93x	0.90x	0.92x	(0.01x)	(0.01x)	(0.01x)
Low	0.83x	0.85x	0.87x	0.77x	0.78x	0.80x	(0.06x)	(0.06x)	(0.07x)
Median	2.44x	2.47x	2.20x	2.14x	2.17x	2.01x	(0.30x)	(0.31x)	(0.20x)
Mean	2.58x	2.54x	2.39x	2.59x	2.55x	2.40x	0.02x	0.01x	0.01x
High	4.47x	4.45x	4.30x	4.70x	4.64x	4.50x	0.23x	0.19x	0.20x
Feather - Current Price [6] [7]	1.45x	1.38x	1.29x	1.45x	1.38x	1.29x	0.00x	0.00x	0.00x

Note: No company used in this analysis for comparative purposes is identical to the Company.

1. *Computed as current materials – prior materials.*
2. *Enterprise Value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.*
3. *Multiples based on forward-looking financial information may have been calendarized to the Company's fiscal year end of December 31st.*
4. *Veradigm Inc., a company formerly known as Allscripts Healthcare Solutions, Inc. whose shares of common stock are traded over-the-counter on the OTC Pink Sheets Expert Market, is delinquent in its regulatory filings as of 1/26/26, having most recently released its full-year CY 2022 financial statements on 3/18/25, with complete annual CY 2023 and CY 2024 filings outstanding as of 1/26/26. Financial information reflects public filings including unaudited Q2 CY 2025 business update dated 9/30/25 and unaudited CY 2023 / CY 2024 business update dated 3/18/25. Forward multiples are based on estimates provided by four analysts who cover the company who provide such estimates as of applicable date.*
5. *LTM revenue reflects the midpoint of the estimated range of historical financial results, per public filings.*
6. *Based on public filings, analyst estimates, market data and other public information as of applicable date.*
7. *LTM revenue reflects pro forma financials for the acquisition of Kiwi, per public filings.*

CY refers to Calendar Year; E refers to Estimated; LTM refers to the most recently completed 12-month period for which financial information has been made public; Q refers to Quarter.

Sources: Bloomberg, Capital IQ and public filings.

4 Houlihan Lokey

CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW

(100.0%)  (80.0%)  80.0%  60.0%  40.0%  20.0%  0.0%  (20.0%)  (40.0%)  (60.0%)  100.0%  Mar-21  Aug-21  Jan-22  Jan-26  Feather  Jun-22 Dec-22 May-23 Oct-23  Selected Companies Index²  Apr-24 Sep-24 Feb-25 Jul-25  Nasdaq Composite Index - Total Return  On 8/25/25, the Company announced that it received a non-binding proposal from Canary to acquire all unowned shares of Company common stock for $2.10 per share (the “Initial Canary Proposal”).  Selected Companies Index is comprised of Certara, Inc., Definitive Healthcare Corp., Health Catalyst, Inc., Indegene Limited, OptimizeRx Corporation, Simulations Plus, Inc. and Veradigm Inc. Total shareholder return information shown above reflects average return for the selected healthcare technology companies that were public over the entirety of the applicable time period.  Reflects total stockholder return since 8/22/25 (the “Unaffected Date”). Source: Capital IQ as of 1/26/26.  Selected Relative Total Stockholder Return Performance Information  Lookback Since Reverse Merger (3/3/21)  Indexed Total Stockholder Returns  Feather vs. Selected Companies Index & Nasdaq Composite Index (Lookback Since Reverse Merger)   Unaffected as of 8/22/25¹   10.0%  (13.6%)  20.3%  Since Initial Canary Proposal3  Since 3/3/21 Return  (3/3/21 - 8/22/25)  Three-Year Return  (8/22/22 - 8/22/25)  Two-Year Return  (8/22/23 - 8/22/25)  One-Year Return  (8/22/24 - 8/22/25)  (87.9%)  (58.3%)  (29.2%)  (25.6%)  (74.5%)  (52.5%)  (28.2%)  (10.3%)  71.1%  77.7%  61.5%  22.8%  CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW  5  Feather  Selected Companies Index²  Nasdaq Composite Index - Total Return   Current as of 1/26/26   Feather  Selected Companies Index²  Three-Year Return  (1/26/23 - 1/26/26)  Two-Year Return  (1/26/24 - 1/26/26)  One-Year Return  (1/26/25 - 1/26/26)  (32.2%)  (20.4%)  (2.3%)  (61.1%)  (51.0%)  (16.1%)

 39.6%  60.3%  0.0%  0.0%  0.0%  0.0%  0.0%  <$2.10 $2.10-  $2.15- $2.17- $2.20-  $2.25-  >$2.30  <$2.10  $2.10-  $2.15- $2.17- $2.20- $2.25-  >$2.30  <$2.10 $2.10- $2.15- $2.17- $2.20- $2.25-  >$2.30  $2.15  $2.17 $2.20 $2.25  $2.30  $2.15  $2.17 $2.20 $2.25 $2.30  $2.15 $2.17 $2.20 $2.25 $2.30  33.0%  58.1%  4.4%  3.9%  0.6%  0.0%  0.0%  21.2%  41.2%  8.7%  13.6%  6.0%  3.7%  5.6%  Latest Canary Illustrative Indication2: $2.17  7.0  6.0  5.0  4.0  3.0  2.0  1.0  0.0  $1.75  $2.00  $2.25  $2.50  $2.75  8/25/25  9/8/25  9/22/25  11/17/25  1/12/26  1/26/26  10/6/25 10/20/25 11/3/25  Daily Trading Volume Feather  Last Two Months4  (11/26/25 to 1/26/26)  12/1/25 12/15/25 12/29/25  Latest Canary Illustrative Indication²  Last Month4  (12/26/25 to 1/26/26)  Historical Closing Per Share Common Stock Price & Daily Trading Volume Since Initial Canary Proposal1 (8/25/25 to 1/26/26)  Closing Stock Price ($) VWAP Since Initial Canary Proposal1 Daily Volume (millions)  Latest Canary Illustrative Indication2  On 8/25/25, the Company announced that it received a non-binding proposal from Canary to acquire all unowned shares of Company common stock for $2.10 per share.  Reflects verbally communicated revised indicative proposal of $2.17 per share received on 1/25/26 (the “Latest Canary Illustrative Indication” and, together with the Initial Canary Proposal, the “Canary Proposals”).  VWAP based on cumulative trading activity over designated period, per Bloomberg.  The figures in the above charts are based on intraday trading activity in fifteen-minute increments over the designated period, per Bloomberg. VWAP refers to Volume Weighted Average Price.  Sources: Bloomberg and Capital IQ as of 1/26/26 and Canary Proposals.  Selected Trading & VWAP Information  Since Initial Canary Proposal1  Last Three Months4  (10/26/25 to 1/26/26)  ~6.6 million shares of Feather common stock traded on 10/13/25, per Bloomberg  VWAP Volume: 1.7 million VWAP3: $2.15  Intraday High: $2.43 Intraday Low: $2.03  VWAP Volume: 1.0 million VWAP3: $2.11  Intraday High: $2.23 Intraday Low: $2.03  VWAP Volume: 0.5 million VWAP3: $2.10  Intraday High: $2.16 Intraday Low: $2.05  Latest Canary Illustrative Indication2  CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW  6  Latest Canary Illustrative Indication2  VWAP Volume: 9.2 million VWAP3: $2.40  Intraday High: $2.71 Intraday Low: $1.88  VWAP Volume: 4.0 million VWAP3: $2.19  VWAP Excluding 10/13/25

 This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee” or the “Special Committee”) of the Board of Directors (the “Board”) of Feather (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. 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For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee.  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